UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Software Purchase Agreement with Coventry Company Limited

On February 25, 2026, CCSC Technology International Holdings Limited, a Cayman Islands company (the “Company”), as the issuer, and its indirect wholly owned subsidiary, CCSC Interconnect Technology Limited, a Hong Kong company (the “Purchaser”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with Coventry Company Limited, a company incorporated in Seychelles (the “Seller”), as the seller, with respect to certain software that provides a simulation modeling subsystem and physical simulation subsystem of an intelligent logistics simulation system, as described more particularly therein (the “Software”).

Pursuant to the Software Purchase Agreement, the Purchaser agreed to acquire from the Seller all of the rights, title, and interests in the Software for consideration of an aggregate of 3,333,333 Class A ordinary shares (per share price of US$0.60) of the Company with an aggregate value of US$2,000,000 (the “Consideration Shares”). In connection with the Software Purchase Agreement, on February 25, 2026, the Seller and 10 assignees (the “Assignees”) entered into a deed of assignment (the “Deed of Assignment”) with respect to the assignment of the Seller’s right to receive the Consideration Shares, and the Seller delivered to the Company and the Purchaser a notice of assignment (the “Notice of Assignment”) (the “Assignment”). Pursuant to the Software Purchase Agreement and the Assignment, the Consideration Shares will be issued to the Assignees on a closing date as may be agreed upon among the Company, the Purchaser, and the Seller, subject to the satisfaction by the Seller of its obligations under the Software Purchase Agreement.

The foregoing descriptions of the Software Purchase Agreement, the Deed of Assignment, and the Notice of Assignment do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Software Purchase Agreement, the Deed of Assignment, and the Notice of Assignment, which are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to this Form 6-K.

The Software Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on February 24, 2026.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-284474), as amended, and into the base prospectus included therein, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Software Purchase Agreement, among CCSC Technology International Holdings Limited, CCSC Interconnect Technology Limited, and Coventry Company Limited, dated February 25, 2026
10.2	Deed of Assignment, between Coventry Company Limited and the person listed in Schedule 1 therein, dated February 25, 2026
10.3	Notice of Assignment, delivered by Coventry Company Limited to CCSC Technology International Holdings Limited and CCSC Interconnect Technology Limited, dated February 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCSC Technology International Holdings Limited

Date: February 25, 2026	By:	/s/ Kung Lok Chiu
	Name:	Kung Lok Chiu
	Title:	Chief Executive Officer

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